NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
FOURTH QUARTER AND FULL YEAR 2021 RESULTS

•2021 revenue increased 31% to $4.1 billion on double-digit growth across segments; met or exceeded all 2021 financial goals with key financial metrics above 2019 levels

•Full year operating income of $902 million, the highest in Company history, on strong Global Lottery operating leverage and company-wide structural cost savings

•Generated over $1.0 billion in cash from operations and $770 million in free cash flow in 2021, including record-level cash flows for a quarterly period in the fourth quarter, on strong performance and disciplined capital management

•Reduced net debt by $1.4 billion; leverage improves to 3.5x, the lowest level in Company history, achieving the 2022 leverage target a year early

•Reinstated shareholder returns in the fourth quarter with payment of $0.20 quarterly cash dividend and over $40 million in share repurchases

•Reaffirming full-year 2022 guidance provided at recent Investor Day

LONDON – March 1, 2022 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2021. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.
“Our 2021 financial results reflect the best revenue, profit, and cash flow performance in the last four years, meeting or exceeding target levels on strong performance across the portfolio,” said Vince Sadusky, CEO of IGT. “We made important progress on several strategic objectives, and I am excited to be leading IGT in the next chapter of its evolution. We have set aggressive but achievable multi-year goals and we have a focused strategy to maximize value for all stakeholders.”

"Improving leverage to 3.5x a year ahead of schedule enables us to pursue a balanced capital allocation framework that supports investing for growth, continued debt reduction, and the reinstatement of capital returns through quarterly dividends and share repurchases,” said Max Chiara, CFO of IGT. “As we enter 2022, the Company is in a very good place with a solid financial condition and a strong foundation for further growth.”

Overview of Consolidated Fourth Quarter and Full Year 2021 Results

	Quarter Ended		Y/Y Change (%)	Constant Currency Change (%)	Year Ended		Y/Y Change (%)	Constant Currency Change (%)
All amounts from continuing operations unless otherwise noted	December 31,				December 31,
	2021	2020			2021	2020
(In $ millions, unless otherwise noted)
GAAP Financials:
Revenue
Global Lottery	687	630	9%	12%	2,812	2,164	30%	28%
Global Gaming	321	222	45%	45%	1,112	837	33%	32%
Digital & Betting	42	33	25%	24%	165	115	44%	40%
Total revenue	1,050	885	19%	21%	4,089	3,115	31%	29%

Operating income/(loss)
Global Lottery	217	195	11%	14%	1,088	642	69%	65%
Global Gaming	36	(42)	NA	NA	43	(212)	NA	NA
Digital & Betting	5	3	41%	19%	33	6	421%	383%
Corporate support expense	(33)	(20)	(66)%	(76)%	(104)	(76)	(37)%	(33)%
Other(1)	(39)	(40)	2%	2%	(158)	(468)	66%	66%
Total operating income/(loss)	186	96	93%	96%	902	(107)	NA	NA
Operating Income margin	18%	11%			22%	(3)%

Net cash provided by operating activities	396	251	58%		1,010	595	70%

Cash and cash equivalents	591	907	(35)%		591	907	(35)%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	336	313	7%	10%	1,545	1,086	42%	39%
Global Gaming	66	(10)	NA	NA	173	(38)	NA	NA
Digital & Betting	9	8	12%	3%	48	22	116%	105%
Corporate support expense	(24)	(16)	(49)%	(62)%	(80)	(62)	(29)%	(24)%
Total Adjusted EBITDA	387	295	31%	33%	1,686	1,008	67%	64%
Adjusted EBITDA margin	37%	33%			41%	32%

Free cash flow	326	201	62%		771	340	127%

Net debt(2)					5,922	7,319	(19)%

(1) Primarily includes purchase price amortization
(2) Historical net debt recast to only reflect continuing operations
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Fourth Quarter and Full Year 2021 Key Highlights:

•Hosted Investor Day introducing Grow, Innovate, and Optimize strategic initiatives to deliver compelling 2025 financial targets
◦Mid-single digit organic revenue and mid-teens operating income compound annual growth rates from 2021 - 2025
◦Cumulative cash from operations of approximately $4.0 billion and free cash flow of about $2.4 billion from 2022 - 2025
•Completed sale of Italy B2C gaming businesses; net proceeds used to reduce debt

•Created stand-alone Digital & Betting segment; strengthened leadership with appointments of Joe Asher and Gil Rotem
•Achieved over $200 million in OPtiMa structural cost savings versus 2019
•Reinstated $0.20 per common share quarterly cash dividend; repurchased 1.5 million shares for $41 million at an average price of $27.22 per share
•Awarded 10-year lottery contract with Connecticut Lottery Corporation, replacing an incumbent following a competitive procurement
•Won "Casino Supplier of the Year" award in 2021 Global Gaming Awards London
•Extended cashless momentum with several deployments and regulatory approval in Nevada
•Company's lottery operations re-certified by World Lottery Association for Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers

Full Year 2021 Financial Highlights:

Revenue of $4.1 billion, up 31% from $3.1 billion in the prior year, driven by impressive growth across segments
•Global Lottery revenue of $2.8 billion, up from $2.2 billion, driven by 20% same-store sales growth and including around $165 million in benefits from certain discrete items in the first half of 2021
•Global Gaming revenue rises 33% to $1.1 billion, as continued recovery drives key performance indicators higher
•Digital & Betting revenue increases to $165 million, up 44%, propelled by new jurisdictions and customers

Operating income of $902 million, versus operating loss of $107 million in the prior-year period
•Driven by double-digit revenue growth
•Strong profit flow-through in Global Lottery segment enhanced by positive mix of high-margin Italy lottery sales; contribution of about $140 million from certain discrete items in the first half of 2021
•Improved operating leverage from revenue growth coupled with benefit of structural cost savings in Global Gaming
•Digital & Betting increases significantly on solid operating leverage

Net interest expense of $341 million, compared to $398 million in the prior year
•Net proceeds from asset sale and free cash flow generation drove lower average debt balances
•Proactive liability management actions lowered the average cost of debt

Provision for income taxes of $274 million versus $28 million in the prior year driven by significant increase in operating profitability and valuation allowances on deferred tax assets

Net income of $670 million compared to net loss of $839 million in the prior-year period
•Significant increase in profit
•Gain on sale of Italy gaming businesses
•Goodwill impairment and non-cash foreign exchange losses in prior year

Adjusted EBITDA totaled nearly $1.7 billion, up 67% compared to the prior year; Adjusted EBITDA margin of 41%, among the highest level in Company history

Cash from operations was $1.0 billion compared to $595 million in the prior-year period
•Strong performance and rigorous management of invested capital
•Record free cash flow of $771 million, up from $340 million

Shareholder returns reinstated with $41 million deployed for $0.20 per share quarterly cash dividend and $41 million for share repurchases

Net debt of $5.9 billion, down $1.4 billion from $7.3 billion at December 31, 2020

•Strong cash flow generation
•Proceeds from sale of Italy B2C gaming businesses
•Net debt leverage of 3.5x, down from 6.4x at December 31, 2020, the lowest level in Company history and achieving the 2022 leverage target a year early

Fourth Quarter 2021 Financial Highlights:

Consolidated revenue of $1.0 billion, up 19% from $885 million in the prior-year period, on double-digit, constant currency growth across segments
•Global Lottery revenue totals $687 million, up from $630 million in the prior year, on 8% same-store sales growth
•Global Gaming revenue of $321 million, up 45% from the prior year, primarily driven by higher replacement unit sales and average selling prices
•Digital & Betting revenue rises to $42 million compared to $33 million in the prior year, propelled by new jurisdictions and customers

Operating income of $186 million, nearly doubling from $96 million in the prior year
•Revenue growth with strong profit flow-through
•Sustained focus on cost discipline/avoidance

Net interest expense of $77 million, down from $101 million in the prior-year
•Lower average debt balances
•Proactive liability management actions lowered the average cost of debt
Provision for income taxes of $56 million, down from $73 million, as prior year impacted by non-deductible foreign exchange losses and valuation allowances on deferred tax assets

Net income was $55 million versus a net loss of $220 million due to increased profit and lower non-cash foreign exchange losses

Adjusted EBITDA of $387 million, up 31% from $295 million in the prior year

Cash from operations of $396 million, up 58% from $251 million in the prior-year period
•Solid financial performance and invested capital management
•Free cash flow of $326 million, up from $201 million
•Record-level quarterly cash flow generation

Cash and Liquidity Update
Total liquidity of $2.3 billion as of December 31, 2021; $591 million in unrestricted cash and $1.7 billion in additional borrowing capacity

Recently received credit rating upgrades with Standard & Poor's rising to BB+ and Moody's to Ba2, both with a stable outlook

Other Developments
On January 20, 2022, the Company announced several Executive and Board leadership changes
•Lorenzo Pellicioli to retire as Chairperson of the Board of Directors
•Marco Sala appointed Executive Chair of the Board of Directors
•Vincent Sadusky appointed CEO and Executive Director
•Maria Pinelli appointed to the Board of Directors and Chair of the Audit Committee
•Ashley M. Hunter appointed to the Board of Directors and Nominating and Corporate Governance Committee

Yesterday, the Company announced an agreement to sell its Italian proximity payment business
•€700 million purchase price; €630M enterprise value
•Net proceeds primarily used to reduce debt
•Transaction expected to close during the third quarter of 2022

The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share
•Ex-dividend date of March 14, 2022
•Record date of March 15, 2022
•Payment date of March 29, 2022

Reaffirming Full-year and Introducing First Quarter 2022 Outlook
Full-year
•Revenue of ~$4.1 billion - $4.3 billion
•Operating income margin of 20% - 22%
•Cash from operations of $850 million - $1,000 million
•Capital expenditures of $400 million - $450 million
First quarter
•Revenue of ~$1.0 billion - $1.1 billion
•Operating income margin of 20% - 22%
Outlook not adjusted for announced sale of Italian proximity payment business or any impact from the Russia/Ukraine conflict

Earnings Conference Call and Webcast:
March 1, 2022, at 8:00 a.m. EST

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT's Investor Relations website at www.IGT.com. A replay will be available on the website following the live event.

Note: Certain totals in the tables included in this press release may not add due to rounding

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2021 are calculated using the same foreign exchange rates as the corresponding 2020 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage and Leverage are non-GAAP financial measures that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: (In $ millions, unless otherwise noted)

GLOBAL LOTTERY	Q4'21	Q4'20	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'21	FY'20	Y/Y Change (%)	Constant Currency Change (%) (1)
Revenue
Service
Operating and facilities management contracts	608	549	11%	13%	2,569	1,944	32%	30%
Upfront license fee amortization	(50)	(52)	5%	—%	(206)	(200)	(3)%	—%
Operating and facilities management contracts, net	558	497	12%	15%	2,363	1,744	35%	33%
Other	87	86	1%	6%	327	299	10%	7%
Total service revenue	646	583	11%	13%	2,690	2,043	32%	29%

Product sales	42	47	(11)%	(10)%	123	121	1%	—%
Total revenue	687	630	9%	12%	2,812	2,164	30%	28%

Operating income	217	195	11%	14%	1,088	642	69%	65%
Adjusted EBITDA(1)	336	313	7%	10%	1,545	1,086	42%	39%

Global same-store sales growth (%)
Instant ticket & draw games	6.6%	8.2%			18.1%	1.6%
Multi-jurisdiction jackpots	21.7%	4.5%			46.4%	(17.0%)
Total	7.7%	7.9%			20.1%	0.1%

North America and Rest of world same-store sales growth (%)
Instant ticket & draw games	6.3%	10.7%			12.7%	7.3%
Multi-jurisdiction jackpots	21.7%	4.5%			46.4%	(17.0%)
Total	7.8%	10.1%			15.6%	4.7%

Italy same-store sales growth (%)
Instant ticket & draw games	7.7%	0.4%			38.9%	(16.1%)

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

GLOBAL GAMING	Q4'21	Q4'20	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'21	FY'20	Y/Y Change (%)	Constant Currency Change (%) (1)
Revenue
Service
Terminal	109	85	29%	29%	424	298	42%	42%
Systems, software, and other	54	48	12%	13%	206	186	11%	11%
Total service revenue	163	133	23%	24%	630	483	30%	30%

Product sales
Terminal	110	59	85%	87%	339	205	65%	63%
Other	48	30	60%	61%	143	148	(4)%	(5)%
Total product sales revenue	158	89	77%	78%	482	354	36%	34%
Total revenue	321	222	45%	45%	1,112	837	33%	32%

Operating income (loss)	36	(42)	NA	NA	43	(212)	NA	NA
Adjusted EBITDA(1)	66	(10)	NA	NA	173	(38)	NA	NA

Installed base units
Casino	47,732	48,232	(1%)		47,732	48,232	(1%)
Casino - L/T lease (2)	1,117	1,068	5%		1,117	1,068	5%
Total installed base units	48,849	49,300	(1%)		48,849	49,300	(1%)

Installed base units (by geography)
US & Canada	33,437	34,275	(2%)		33,437	34,275	(2%)
Rest of world	15,412	15,025	3%		15,412	15,025	3%
Total installed base units	48,849	49,300	(1%)		48,849	49,300	(1%)

Yields (by geography)(3), in absolute $
US & Canada	$38.95	$27.88	40%		$37.62	$24.34	55%
Rest of world	$5.39	$3.33	62%		$4.42	$3.67	20%
Total yields	$28.27	$20.32	39%		$27.11	$18.06	50%

Global machine units sold
New/expansion	(11)	666	NA		3,049	3,046	—%
Replacement	7,377	3,662	101%		20,758	11,616	79%
Total machine units sold	7,366	4,328	70%		23,807	14,662	62%

US & Canada machine units sold
New/expansion	(452)	668	NA		1,335	2,753	(52%)
Replacement	5,547	2,636	110%		14,759	8,009	84%
Total machine units sold	5,095	3,304	54%		16,094	10,762	50%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases, comparability on a Y/Y basis hindered due to fewer active units

GLOBAL GAMING (Continued)	Q4'21	Q4'20	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'21	FY'20	Y/Y Change (%)	Constant Currency Change (%) (1)
Rest of world machine units sold
New/expansion	441	(2)	NA		1,714	293	485%
Replacement	1,830	1,026	78%		5,999	3,607	66%
Total machine units sold	2,271	1,024	122%		7,713	3,900	98%

Average selling price (ASP), in absolute $
US & Canada	15,300	14,200	8%		14,300	14,200	1%
Rest of world	13,400	10,400	29%		13,500	12,400	9%
Total ASP	14,700	13,300	11%		14,100	13,800	2%

Gaming systems revenue	42	38	11%		149	136	9%

DIGITAL & BETTING	Q4'21	Q4'20	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'21	FY'20	Y/Y Change (%)	Constant Currency Change (%) (1)
Revenue
Service	41	33	24%	22%	163	114	44%	39%
Product sales	1	—	347%	348%	1	1	55%	55%
Total revenue	42	33	25%	24%	165	115	44%	40%

Operating income	5	3	41%	19%	33	6	421%	383%
Adjusted EBITDA(1)	9	8	12%	3%	48	22	116%	105%

CONSOLIDATED
Revenue (by geography)
US & Canada	591	490	21%	20%	2,250	1,748	29%	28%
Italy	305	266	15%	20%	1,300	862	51%	46%
Rest of world	154	130	19%	22%	539	505	7%	4%
Total revenue	1,050	885	19%	21%	4,089	3,116	31%	29%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020
Service revenue	850	749	3,483	2,640
Product sales	200	136	606	476
Total revenue	1,050	885	4,089	3,115

Cost of services	452	440	1,754	1,634
Cost of product sales	124	103	377	346
Selling, general and administrative	222	196	810	707
Research and development	59	51	238	191
Restructuring	7	(2)	6	45
Goodwill impairment	—	—	—	296
Other operating expense	—	1	1	4
Total operating expenses	864	789	3,187	3,223

Operating income (loss)	186	96	902	(107)

Interest expense, net	77	101	341	398
Foreign exchange (gain) loss, net	(4)	155	(66)	309
Other expense (income), net	2	(1)	98	33
Total non-operating expenses	75	255	373	740
Income (loss) from continuing operations before provision for income taxes	111	(159)	529	(848)
Provision for income taxes	56	73	274	28
Income (loss) from continuing operations	55	(232)	255	(875)
Income from discontinued operations, net of tax	—	12	24	37
Gain on sale of discontinued operations, net of tax	—	—	391	—
Income from discontinued operations	—	12	415	37
Net income (loss)	55	(220)	670	(839)
Less: Net income attributable to non-controlling interests from continuing operations	35	24	190	64
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	—	(2)	(2)	(5)
Net income (loss) attributable to IGT PLC	19	(242)	482	(898)

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	0.10	(1.25)	0.32	(4.59)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	0.09	(1.25)	0.31	(4.59)
Net income (loss) attributable to IGT PLC per common share - basic	0.10	(1.18)	2.35	(4.39)
Net income (loss) attributable to IGT PLC per common share - diluted	0.09	(1.18)	2.33	(4.39)
Weighted-average shares - basic	204,673	204,857	204,954	204,725
Weighted-average shares - diluted	206,996	204,857	206,795	204,725

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	591	907
Restricted cash and cash equivalents	218	199
Trade and other receivables, net	903	846
Inventories	183	169
Other current assets	589	480
Assets held for sale	4	839
Total current assets	2,487	3,440
Systems, equipment and other assets related to contracts, net	937	1,068
Property, plant and equipment, net	119	132
Operating lease right-of-use assets	283	288
Goodwill	4,656	4,713
Intangible assets, net	1,413	1,577
Other non-current assets	1,429	1,774
Total non-current assets	8,836	9,552
Total assets	11,322	12,992

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,035	1,126
Current portion of long-term debt	—	393
Short-term borrowings	52	—
Other current liabilities	828	846
Liabilities held for sale	—	250
Total current liabilities	1,914	2,615
Long-term debt, less current portion	6,477	7,857
Deferred income taxes	368	333
Operating lease liabilities	269	266
Other non-current liabilities	323	360
Total non-current liabilities	7,437	8,816
Total liabilities	9,351	11,431
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,282	777
Non-controlling interests	689	784
Total shareholders' equity	1,971	1,561
Total liabilities and shareholders’ equity	11,322	12,992

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020
Cash flows from operating activities
Net income (loss)	55	(220)	670	(839)
Less: Income from discontinued operations	—	12	415	37
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	79	90	325	355
Amortization of upfront license fees	53	55	216	210
Amortization	51	51	201	211
Loss on extinguishment of debt	—	—	92	28
Deferred income taxes	(17)	28	38	(78)
Stock-based compensation	13	4	35	(7)
Debt issuance cost amortization	4	6	19	21
Goodwill impairment	—	—	—	296
Gain on sale of assets	(3)	—	(9)	—
Foreign exchange (gain) loss, net	(4)	155	(66)	309
Other non-cash items, net	2	(1)	7	(2)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade and other receivables	89	(95)	(95)	74
Inventories	(1)	26	(13)	17
Accounts payable	41	49	(36)	5
Other assets and liabilities	37	116	41	31
Net cash provided by operating activities from continuing operations	396	251	1,010	595
Net cash provided by (used in) operating activities from discontinued operations	—	4	(31)	271
Net cash provided by operating activities	396	255	978	866

Cash flows from investing activities
Capital expenditures	(71)	(50)	(238)	(255)
Proceeds from sale of assets	6	3	21	9
Other	—	—	1	12
Net cash used in investing activities from continuing operations	(64)	(48)	(216)	(233)
Net cash (used in) provided by investing activities from discontinued operations	—	(14)	852	(35)
Net cash (used in) provided by investing activities	(64)	(62)	636	(269)

Cash flows from financing activities
Principal payments on long-term debt	—	—	(2,846)	(959)
Payments in connection with the extinguishment of debt	—	—	(85)	(25)
Net receipts from (payments of) financial liabilities	2	(29)	(50)	67
Payments of debt issuance costs	—	—	(14)	(22)
Net (repayments of) proceeds from Revolving Credit Facilities	—	(175)	17	(29)
Net proceeds from (payments of) short-term borrowings	33	—	51	(7)
Proceeds from long-term debt	—	—	1,339	750
Repurchases of common stock	(41)	—	(41)	—
Dividends paid	(41)	—	(41)	(41)
Dividends paid - non-controlling interests	(2)	—	(91)	(136)
Return of capital - non-controlling interests	(34)	(32)	(127)	(32)
Capital increase - non-controlling interests	—	5	12	8
Other	(10)	(3)	(23)	(11)
Net cash used in financing activities	(94)	(234)	(1,898)	(438)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	238	(40)	(284)	159
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(17)	30	(37)	76
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	588	1,140	1,129	894
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	808	1,129	808	1,129
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	23	—	23
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	808	1,106	808	1,106

Supplemental Cash Flow Information:
Interest paid	46	37	369	410
Income taxes paid	85	51	188	89

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	December 31,
	2021	2020
6.250% Senior Secured U.S. Dollar Notes due February 2022	—	1,004
4.750% Senior Secured Euro Notes due February 2023	—	1,038
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	61
3.500% Senior Secured Euro Notes due July 2024	564	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,093	1,092
4.125% Senior Secured U.S. Dollar Notes due April 2026	744	—
3.500% Senior Secured Euro Notes due June 2026	844	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	745	744
2.375% Senior Secured Euro Notes due April 2028	562	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	744	743
Senior Secured Notes	5,357	6,813

Euro Term Loan Facilities due January 2027	1,121	1,044
Long-term debt, less current portion	6,477	7,857

Euro Term Loan Facilities due January 2027	—	393
Current portion of long-term debt	—	393

Short-term borrowings	52	—
Total debt	6,529	8,250

Less: Cash and cash equivalents	591	907
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	17	24
Net debt	5,922	7,319

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended December 31, 2021
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Income from continuing operations						55
Provision for income taxes						56
Interest expense, net						77
Foreign exchange gain, net						(4)
Other non-operating expense, net						2
Operating income (loss)	217	36	5	258	(72)	186
Depreciation	47	29	4	79	—	79
Amortization - service revenue (1)	53	—	—	53	—	53
Amortization - non-purchase accounting	9	1	—	11	1	12
Amortization - purchase accounting	—	—	—	—	39	39
Restructuring	8	(4)	—	4	3	7
Stock-based compensation	3	4	—	7	6	13
Adjusted EBITDA	336	66	9	411	(24)	387

Cash flows from operating activities - continuing operations						396
Capital expenditures						(71)
Free Cash Flow						326

(1) Includes amortization of upfront license fees

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended December 31, 2020
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations						(232)
Provision for income taxes						73
Interest expense, net						101
Foreign exchange loss, net						155
Other non-operating income, net						(1)
Operating income (loss)	195	(42)	3	156	(60)	96
Depreciation	54	32	4	90	—	90
Amortization - service revenue (1)	55	—	—	55	—	55
Amortization - non-purchase accounting	8	2	—	10	1	11
Amortization - purchase accounting	—	—	—	—	40	40
Restructuring	—	(2)	1	(2)	—	(2)
Stock-based compensation	1	1	—	2	2	4
Other (2)	—	—	—	—	1	1
Adjusted EBITDA	313	(10)	8	311	(16)	295

Cash flows from operating activities - continuing operations						251
Capital expenditures						(50)
Free Cash Flow						201

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the year ended December 31, 2021
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Income from continuing operations						255
Provision for income taxes						274
Interest expense, net						341
Foreign exchange gain, net						(66)
Other non-operating expense, net						98
Operating income (loss)	1,088	43	33	1,164	(262)	902
Depreciation	191	121	15	326	(1)	325
Amortization - service revenue (1)	216	—	—	216	—	216
Amortization - non-purchase accounting	34	5	—	40	3	43
Amortization - purchase accounting	—	—	—	—	158	158
Restructuring	8	(4)	(1)	3	2	6
Stock-based compensation	8	8	1	17	18	35
Other (2)	—	—	—	—	1	1
Adjusted EBITDA	1,545	173	48	1,766	(80)	1,686

Cash flows from operating activities - continuing operations						1,010
Capital expenditures						(238)
Free Cash Flow						771

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the year ended December 31, 2020
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations						(875)
Provision for income taxes						28
Interest expense, net						398
Foreign exchange loss, net						309
Other non-operating expense, net						33
Operating income (loss)	642	(212)	6	436	(544)	(107)
Goodwill impairment	—	—	—	—	296	296
Depreciation	201	138	14	354	1	355
Amortization - service revenue (1)	210	—	—	210	—	210
Amortization - non-purchase accounting	30	7	—	38	3	41
Amortization - purchase accounting	—	—	—	—	170	170
Restructuring	5	32	2	39	6	45
Stock-based compensation	(3)	(4)	—	(7)	—	(7)
Other (2)	—	—	—	—	4	4
Adjusted EBITDA	1,086	(38)	22	1,070	(62)	1,008

Cash flows from operating activities - continuing operations						595
Capital expenditures						(255)
Free Cash Flow						340

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs